UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Care Investment Trust Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

141657 10 6

(CUSIP Number)

CIT Group Inc.

505 Fifth Avenue, 6th Floor

New York, New York 10017

(212) 771-0505

CIT Healthcare LLC

505 Fifth Avenue, 6th Floor

New York, New York 10017

(212) 771-0505

CIT Real Estate Holding Corporation

505 Fifth Avenue, 6th Floor

New York, New York 10017

(212) 771-0505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ❑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13D

CUSIP No. 141657 10 6	Page 2 of 12 Pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 141657 10 6	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CIT Real Estate Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 6,981,350 shares (1)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 6,981,350 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,981,350 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Represents 5,256,250 shares of Common Stock issued to CIT Real Estate Holding Corp. as partial consideration for the contribution of the initial assets to Care Investment Trust Inc.; 100 shares of Common Stock issued to CIT Real Estate Holding Corp. prior to Care Investment Trust Inc.’s initial public offering and 1,725,000 shares of Common Stock purchased for cash by CIT Real Estate Holding Corp. in Care Investment Trust Inc.’s initial public offering.  CIT Real Estate Holding Corp. shares voting and dispositive power with CIT Group Inc. as a wholly owned subsidiary of CIT Group Inc.

(2) Based on 21,012,373 shares of Common Stock of Care Investment Trust Inc. outstanding as of June 27, 2007.

SCHEDULE 13D

CUSIP No. 141657 10 6	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CIT Healthcare LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 607,690 shares of Common Stock (1)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 607,690 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,690 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Includes 607,690 shares of Common Stock granted to CIT Healthcare LLC as Manager of Care Investment Trust Inc. as of the closing of the Care Investment Trust Inc. initial public offering on June 27, 2007 pursuant to the Care Investment Trust Inc. Manager Equity Plan.  All of these shares of Common Stock vested immediately upon grant.  CIT Healthcare LLC shares voting and dispositive power with CIT Group Inc. as a wholly owned subsidiary of CIT Group Inc.

(2) Based on 21,012,373 shares of Common Stock of Care Investment Trust Inc. outstanding as of June 27, 2007.

SCHEDULE 13D

CUSIP No. 141657 10 6	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CIT Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 7,589,040 shares of Common Stock (1)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 7,589,040 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,589,040 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) ) Represents 5,256,250 shares of Common Stock issued to CIT Real Estate Holding Corp. as partial consideration for the contribution of the initial assets to Care Investment Trust Inc.; 100 shares of Common Stock issued to CIT Real Estate Holding Corp. prior to Care Investment Trust Inc.’s initial public offering and 1,725,000 shares of Common Stock purchased for cash by CIT Real Estate Holding Corp. in Care Investment Trust Inc.’s initial public offering.  Also includes 607,690 shares of Common Stock granted to CIT Healthcare LLC as Manager of Care Investment Trust Inc. as of the closing of the Care Investment Trust Inc. initial public offering on June 27, 2007 pursuant to the Care Investment Trust Inc. Manager Equity Plan.  All of these shares of Common Stock vested immediately upon grant.  CIT Real Estate Holding Corp. and CIT Healthcare LLC are both wholly owned subsidiaries of CIT Group Inc.

(2) Based on 21,012,373 shares of Common Stock of Care Investment Trust Inc. outstanding as of June 27, 2007.

SCHEDULE 13D

CUSIP No. 141657 10 6	Page 6 of 12 Pages

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Care Investment Trust Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 505 Fifth Avenue, 6th Floor, New York, New York 10017.

Item 2. Identity and Background

 (a) –(c) (f) This Schedule 13D is filed on behalf of (i) CIT Real Estate Holding Corporation (“CIT Holding”), (ii)  CIT Healthcare LLC (“CIT Healthcare”) and (iii) CIT Group Inc. (“CIT Group”), by virtue of its 100% ownership of CIT Holding and CIT Healthcare. By signing this Statement each Reporting Person agrees that this Statement is filed on its behalf.

     CIT Holding, a wholly owned subsidiary of CIT Group, is a Delaware corporation which was formed for the purpose of holding certain real estate investments of CIT Group including the shares of the Issuer in connection with the initial public offering of the Issuer.  The principal business address of CIT Holding is 505 Fifth Avenue, 6th Floor, New York, New York 10017.

      CIT Healthcare, a wholly owned subsidiary of CIT Group, is a Delaware limited liability company which is a healthcare finance company that functions as the external manager of the Issuer through a Management Agreement.  The principal business address of CIT Healthcare is 505 Fifth Avenue, 6th Floor, New York, New York 10017.

     CIT Group is a Delaware corporation that provides financing and leasing of products and advisory services. The principal business address of CIT Group is 505 Fifth Avenue, 6th Floor, New York, New York 10017.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

For information required by Instruction C to this Statement with respect to the executive officers and directors of the Reporting Persons, reference is made to Schedule I annexed hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of 7,588,940 shares of Common Stock in connection with the Issuer’s initial public offering which closed on June 27, 2007.

CIT Holding acquired 5,256,250 shares and approximately $204.3 million in cash from the net proceeds of the Issuer’s initial public offering in consideration for CIT Holding’s contribution to the Issuer of a portfolio of healthcare-related mortgage assets (the “Initial Assets”) for which the fair market value was approximately $284.9 million as of March 31, 2007.

CIT Holding purchased an additional 1,725,000 shares (the “Purchased Shares”) of Common Stock in the initial public offering at the initial offering price of $15.00 per share. The Purchased Shares were purchased with funds obtained from CIT Group, CIT Holding’s parent. The total consideration for the Purchased Shares was $25,875,000.

SCHEDULE 13D

CUSIP No. 141657 10 6	Page 7 of 12 Pages

CIT Healthcare acquired 607,690 shares of Common Stock (the “Equity Plan Shares”) pursuant to the Care Investment Trust Inc. Manager Equity Plan (the “Manager Equity Plan”) on June 27, 2007.  All of the Equity Plan Shares vested immediately upon grant. No consideration was paid for the Equity Plan Shares.

By virtue of its 100% ownership of CIT Holding and CIT Healthcare, CIT Group may be deemed to be the beneficial owner of the 6,981,250 shares of Common Stock acquired by CIT Holding and the beneficial owner of the 607,690 shares of Common Stock acquired by CIT Healthcare.

Item 4. Purpose of Transaction

On June 22, 2007, the Issuer, a newly-organized, real estate investment and finance company formed principally to invest in healthcare-related commercial mortgage debt and real estate, held its initial public offering in which it offered 15,000,000 shares of its Common Stock.  The initial public offering closed on June 27, 2007.  In connection with the Issuer’s initial public offering, the Issuer and CIT Holding entered into the Contribution Agreement, dated June 27, 2007, pursuant to which CIT Holding contributed the Initial Assets to the Issuer and the Issuer issued to CIT Holding 5,256,250 shares of the Issuer’s Common Stock and paid to CIT Holding approximately $204.3 million from the net proceeds of the initial public offering. CIT Holding purchased an additional 1,725,000 shares of Common Stock in the initial public offering at the Common Stock initial offering price of $15.00 per share.  CIT Holding acquired the shares of Common Stock with an investment intent and not with a view to distribute these shares.

In connection with the initial public offering, the Issuer granted 607,690 fully vested shares of Common Stock to CIT Healthcare under the Manager Equity Plan. The Manager Equity Plan provides for the issuance of equity-based awards based on the Issuer’s Common Stock that may be made by the Issuer to CIT Healthcare.  An aggregate of 1,325,635 shares of the Issuer’s Common Stock are reserved for issuance under the Manager Equity Plan, subject to adjustment in accordance with the terms of the Manager Equity Plan. Following the initial grant of 607,690 shares of Common Stock in connection with the initial public offering, 717,945 shares remain available for future issuances to CIT Healthcare.

The Issuer and CIT Healthcare have entered into the Management Agreement, dated June 27, 2007, which governs the relationship between the Issuer and CIT Healthcare and describes the services to be provided by CIT Healthcare and its compensation for those services.  Pursuant to the Management Agreement, CIT Healthcare will receive a monthly base management fee and a quarterly incentive fee.  CIT Healthcare may, in its sole discretion, elect to receive all or a portion of its quarterly incentive fee in the form of the Issuer’s Common Stock, subject to certain restrictions set forth in the Management Agreement.  Pursuant to the terms of the Management Agreement, CIT Healthcare may, in its sole and absolute discretion, allocate such shares to its officers, employees and other individuals who provide services to it at any time.  As of the date of this Statement, no incentive compensation has been paid to CIT Healthcare.

Apart from the foregoing, neither CIT Group nor CIT Holding have plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those set forth above.

SCHEDULE 13D

CUSIP No. 141657 10 6	Page 8 of 12 Pages

Item 5. Interest in Securities of the Issuer

 (a) CIT Holding beneficially owns an aggregate of 6,981,350 shares, or approximately 33.2%, of the outstanding shares of the Issuer’s Common Stock as of the date of this Statement.

      CIT Healthcare beneficially owns an aggregate of 607,690 shares, or approximately 2.9%, of the outstanding shares of the Issuer’s Common Stock as of the date of this Statement.

      By virtue of its 100% ownership of CIT Holding and CIT Healthcare, CIT Group may be deemed to be the beneficial owner of 7,589,040, or approximately 36.1%, of the outstanding shares of the Issuer’s Common Stock as of the date of this Statement.

 (b) CIT Holding has sole power to vote and dispose of 6,981,350 shares of Common Stock of the Issuer.

       CIT Healthcare has sole power to vote and dispose of 607,690 shares of Common Stock of the Issuer.

       By virtue of its 100% ownership of CIT Holding and CIT Healthcare, CIT Group may be deemed to share in the power to vote and dispose of the shares held by CIT Holding and CIT Healthcare.

(c) On June 27, 2007, in connection with the Issuer’s initial public offering, CIT Holding acquired 5,256,250 shares of the Issuer’s Common Stock in partial consideration for its contribution to the Issuer of the Initial Assets.  In addition to the 5,256,250 shares of Common Stock, CIT Holding also received approximately $204.3 million in cash from the net proceeds of the Issuer’s initial public offering in consideration for CIT Holding’s contribution of the Initial Assets.  On June 27, 2007, CIT Holding also purchased 1,725,000 shares of Common Stock at the initial public offering price of $15.00 per share.

     On June 27, 2007, CIT Healthcare acquired 607,690 fully vested shares of Common Stock pursuant to the a grant by the Issuer under the Manager Equity Plan.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Manager Equity Plan an aggregate of 1,325,635 shares of the Issuer’s common stock are reserved for issuance, subject to adjustment in accordance with the terms of the Manager Equity Plan. Following the initial grant of 607,690 shares of Common Stock in connection with the initial public offering, 717,945 shares remain available for future issuances to CIT Healthcare.

Pursuant to the Management Agreement, dated June 27, 2007, which governs the relationship between the Issuer and CIT Healthcare, CIT Healthcare will receive a monthly base management fee and a quarterly incentive fee. CIT Healthcare may, in its sole discretion, elect to receive all or a portion of its quarterly incentive fee in the form of the Issuer’s Common Stock, subject to certain restrictions set forth in the Management Agreement.  Pursuant to the terms of the Management Agreement, CIT Healthcare may, in its sole and absolute discretion, allocate such shares to its officers, employees and other individuals who provide services to it at any time.  As of the date of this Statement, no incentive compensation has been paid to CIT Healthcare.

Item 7. Materials to be Filed as Exhibits

Exhibit 1.

Form of Management Agreement, by and between the Issuer and CIT Healthcare, incorporated by reference to Exhibit 10.2 of the Issuer’s Form S-11, as amended (Registration No. 333141634).

Exhibit 2.

Form of Contribution Agreement, by and between the Issuer and CIT Holding, incorporated by reference to Exhibit 10.3 of the Issuer’s Form S-11, as amended (Registration No. 333141634).

Exhibit 3.

Form of Manager Equity Plan, incorporated by reference to Exhibit 10.7 of the Issuer’s Form S-11, as amended (Registration No. 333141634).

SCHEDULE 13D

CUSIP No. 141657 10 6	Page 9 of 12 Pages

Exhibit 4.

Joint Filing Agreement of the Reporting Persons.

SCHEDULE 13D

CUSIP No. 141657 10 6	Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

July 9, 2006
CIT REAL ESTATE HOLDING CORPORATION
/s/ Anne Beroza
By: Anne Beroza
Title: President and Treasurer

July 9, 2006
CIT HEALTHCARE LLC
/s/ Eric S. Mandelbaum
By: Eric S. Mandelbaum
Title: Senior Vice President and Secretary

July 9, 2006
CIT GROUP INC.
/s/ Eric S. Mandelbaum
By: Eric S. Mandelbaum
Title: Senior Vice President, Deputy General Counsel and Assistant Secretary

SCHEDULE 13D

CUSIP No. 141657 10 6	Page 11 of 12 Pages

SCHEDULE I

Unless otherwise stated herein, all individuals listed in this Schedule I are citizens of the United States.

Name and Position Held	Address of Principal Business/ Principal Executive Office	Present Principal Occupation or Employment

Directors and Executive Officers of CIT Group Inc.

Jeffrey M. Peek Director of CIT Group Inc.	505 Fifth Avenue, 6th Floor New York, NY 10017	Chairman and Chief Executive Officer of CIT Group, Inc.

Gary C. Butler Director of CIT Group Inc.	c/o Automatic Data Processing, Inc. 1 ADP Blvd., Roseland, NJ 07068	President and Chief Executive Officer of Automatic Data Processing, Inc.

William M. Freeman Director of CIT Group Inc.	c/o Motient Corporation 10307 Pacific Center Court, San Diego, CA 92121	Chairman of Motient Corporation

Susan Lyne Director of CIT Group Inc.	c/o Martha Stewart Living Omnimedia, Inc. 11 West 42nd Street New York, NY 10036	President and Chief Executive Officer of Martha Stewart Living Omnimedia, Inc.

Marianne Miller Parrs Director of CIT Group Inc.	c/o International Paper Company 6400 Poplar Avenue Memphis, TN 38197	Executive Vice President & Chief Financial Officer of International Paper Company

Timothy M. Ring Director of CIT Group Inc.	c/o C.R. Bard, Inc. 730 Central Avenue Murray Hill, NJ 07974	Chairman and Chief Executive Officer of C.R. Bard, Inc.

John R. Ryan Director of CIT Group Inc.	c/o Center for Creative Leadership 1 Leadership Place Greensboro, NC 27410	President of Center for Creative Leadership

Seymour Sternberg Director of CIT Group Inc.	c/o New York Life Insurance Company 51 Madison Avenue New York, NY 10010	Chairman of the Board and Chief Executive Officer of New York Life Insurance Company

Peter J. Tobin Director of CIT Group Inc.	c/o CIT Group Inc. 505 Fifth Avenue, 6th Floor New York, NY 10017	Retired Special Assistant to the President of St. John’s University

Lois M. Van Deusen Director of CIT Group Inc.	c/o McCarter & English, LLP Four Gateway Center, 100 Mulberry Street, Newark, NJ 07101-0652	Managing Partner of McCarter & English, LLP

Thomas B. Hallman Vice Chairman, Specialty Finance of CIT Group, Inc.	1 CIT Drive, Livingston, NJ 07039	Vice Chairman, Specialty Finance of CIT Group Inc.

SCHEDULE 13D

CUSIP No. 141657 10 6	Page 12 of 12 Pages

Robert J. Ingato Executive Vice President, General Counsel and Secretary of CIT Group Inc.	1 CIT Drive, Livingston, NJ 07039	Executive Vice President, General Counsel and Secretary of CIT Group Inc.

Joseph M. Leone Vice Chairman and Chief Financial Officer of CIT Group Inc.	505 Fifth Avenue, 6th Floor New York, NY 10017	Vice Chairman and Chief Financial Officer of CIT Group Inc.

Lawrence A. Marsiello Vice Chairman and Chief Lending Officer of CIT Group Inc.	505 Fifth Avenue, 6th Floor New York, NY 10017	Vice Chairman and Chief Lending Officer of CIT Group Inc.

Walter J. Owens President, CIT Corporate Finance of CIT Group Inc.	1 CIT Drive, Livingston, NJ 07039	President, CIT Corporate Finance of CIT Group Inc.

William J. Taylor Executive Vice President, Controller and Principal Accounting Officer of CIT Group Inc.	1 CIT Drive, Livingston, NJ 07039	Executive Vice President, Controller and Principal Accounting Officer of CIT Group Inc.

Jeffrey Knittel President, CIT Transportation Finance of CIT Group Inc.	505 Fifth Avenue, 6th Floor New York, NY 10017	President, CIT Transportation Finance of CIT Group Inc.

John Daly President, CIT Trade Finance of CIT Group Inc.	11 West 42nd Street New York, NY 10036	President, CIT Trade Finance of CIT Group Inc.

Directors and Executive Officers of CIT Real Estate Holding Corporation

Anne Beroza Director, President and Treasurer of CIT Real Estate Holding Corporation	505 Fifth Avenue, 6th Floor New York, NY 10017	Director, President and Treasurer of CIT Real Estate Holding Corporation

Salvatore (Torey) Riso Secretary of CIT Real Estate Holding Corporation	505 Fifth Avenue, 6th Floor New York, NY 10017	Vice President and Assistant Secretary of CIT Healthcare LLC

Directors and Executive Officers of CIT Healthcare LLC

Robert J. Ingato Director of CIT Healthcare LLC	1 CIT Drive Livingston, NJ 07039	Executive Vice President, General Counsel and Secretary of CIT Group Inc.

Glenn A. Votek Director of CIT Healthcare LLC	1 CIT Drive Livingston, NJ 07039	Treasurer of CIT Group Inc.

Flint D. Besecker President of CIT Healthcare LLC	505 Fifth Avenue, 6th Floor New York, NY 10017	President of CIT Healthcare LLC

Cathleen Crowley-Piscitell Chief Risk Officer of CIT Healthcare LLC	505 Fifth Avenue, 6th Floor New York, NY 10017	Chief Risk Officer of CIT Healthcare LLC

Paul Young Chief Financial Officer of CIT Healthcare LLC	505 Fifth Avenue, 6th Floor New York, NY 10017	Chief Financial Officer of CIT Healthcare LLC

Salvatore (Torey) Riso Vice President and Assistant Secretary of CIT Healthcare LLC	505 Fifth Avenue, 6th Floor New York, NY 10017	Vice President and Assistant Secretary of CIT Healthcare LLC